Exhibit 99.1

IMRIS Inc.
NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
TO BE HELD ON MAY 13, 2011

NOTICE IS HEREBY GIVEN THAT the annual meeting of the shareholders of IMRIS Inc. (the “Corporation”) will be held on Friday, May 13, 2011 at 11:00 am (EST) at St. Andrew’s Club & Conference Centre, 150 King Street West, 27th Floor Toronto, Ontario M5H 1J9  (the “Meeting”), for the following purposes:

1.	to receive the financial statements of the Corporation for the financial year ended December 31, 2010, together with the report of the auditors of the Corporation thereon;

2.	to elect the directors of the Corporation;

3.	to re-appoint the auditors of the Corporation and to authorize the directors of the Corporation to fix the auditors’ remuneration;

4.	to transact such further or other business as may properly come before the Meeting or any adjournment or adjournments thereof.

A copy of the Corporation’s Management Information Circular and a Form of Proxy accompany this Notice. The Board of Directors of the Corporation has fixed April 8, 2011 (the “Record Date”) as the record date for determining the holders of record of common shares who are entitled to receive notice of the Meeting and to attend and vote at the Meeting and any adjournment or postponement thereof.

Shareholders who are unable to attend the Meeting in person are requested to date and sign the enclosed Form of Proxy and return it to the Chief Financial Officer of the Corporation at 100-1370 Sony Place, Winnipeg, Manitoba R3T 1N5 or to the Corporation’s transfer agent, Computershare Investor Services Inc. (“Computershare”) at 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1, Attention: Proxy Department in the envelope provided for that purpose or by fax to Computershare at 1-866-249-7775 (or 1-416-263-9524) and in any such case, not later than 11:00 a.m. (EST) on May 11, 2011.  In order to be represented by proxy, you must complete and submit the enclosed Form of Proxy or another appropriate form of proxy.

DATED at Winnipeg, Manitoba this 24th day of March, 2011.

BY ORDER OF THE BOARD OF DIRECTORS

H. David Graves
Chairman and Chief Executive Officer